# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO FLEXIBLE REAL ESTATE INCOME FUND, CIK 0001896329
CUSIP: 72203N509
Title of class of securities: Institutional Class Common Shares
Address of issuer's principal executive offices: 650 NEWPORT CENTER DRIVE, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0001193125-23-080557
Filed by CIK 0001201895
Persons authorized to receive notices and communications: Daniel J. Ivascyn, c/o Pacific Investment Management Compan, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (888) 877-4326; Regina M. Schlatter, Esq., Latham & Watkins LLP, 650 Town Center Dr, Costa Mesa, California (CA), 92626, (714) 540-1235

## Reporting persons
- IVASCYN DANIEL J (CIK 0001201895): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,138,497.19; shared voting power 0; sole dispositive power 4,138,497.19; shared dispositive power 0; aggregate amount beneficially owned 4,138,497.19 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Institutional Class Common Shares
Name of issuer: PIMCO FLEXIBLE REAL ESTATE INCOME FUND
Address of issuer's principal executive offices: 650 NEWPORT CENTER DRIVE, NEWPORT BEACH, California (CA), 92660
Comment: This amendment to the Schedule 13D, as amended, of the Reporting Person (collectively, the "Schedule") reports and reflects a decrease in the beneficial ownership of the Issuer's Common Shares due to an increase in the outstanding shares of the Common Shares of the Issuer. Except as set forth herein, the Schedule is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 4,138,497.188 Common Shares directly and an aggregate of 79,608.01 Common Shares held through two trusts for the benefit of 2 children and as to which the Reporting Person is trustee, which represents approximately 9.5% of the Issuer's currently outstanding Common Shares, based upon 43,604,535 Common Shares outstanding as of October 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the Common Shares beneficially owned by the Reporting Person described in paragraph (a) above.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Issuer's Common Shares within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, his Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- IVASCYN DANIEL J: /s/ Michelle Fabre, Attorney-in-fact for Daniel J. Ivascyn (10/17/2025)